Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 28, 2015.

The Goldman Sachs Group, Inc. $ Fixed and Floating Rate Notes due

We will pay a fixed rate of interest at a rate of 3.90% per annum quarterly on February     , May     , August      and November      of each year, commencing on February     , 2016 to, and including, November     , 2018. After November     , 2018, interest will be payable quarterly on February     , May     , August      and November      of each year, commencing on February     , 2019 to, and including, the stated maturity date (November     , 2026) at a floating rate equal to the then-applicable 10-year CMS rate, subject to the minimum interest rate of 0.00% per annum. The notes will mature on the stated maturity date. On the stated maturity date, you will receive $1,000, plus any accrued and unpaid interest, for each $1,000 of the face amount of your notes.

The interest on your notes for each quarterly interest period commencing on or after November     , 2018 will be a rate equal to the then-applicable 10-year CMS rate, determined on the relevant interest determination date, subject to the minimum interest rate.

Your investment in the notes involves certain risks, including our credit risk. See page S-5.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

Original issue date:	November , 2015	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No.      dated November     , 2015.

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●      Prospectus supplement dated September 15, 2014

●      Prospectus dated September 15, 2014

The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc., together with its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency:  U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Stated maturity date:  November     , 2026

Trade date:  November     , 2015

Original issue date (settlement date):  November     , 2015

Form of Notes:  global form only

Supplemental discussion of U.S. federal income tax consequences: The notes will be treated as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the amounts treated as qualified stated interest in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes. In addition, you should be required to include any original issue discount in ordinary income as such original issue discount accrues, regardless of your method of accounting for tax purposes. Any gain or loss you recognize upon the sale, exchange or maturity of your notes should be capital gain or loss. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion.

Fixed interest rate: for the fixed rate interest periods, interest on the notes will be 3.90% per annum

Fixed rate interest payment dates (to be set on the trade date): expected to be February     , May     , August      and November      of each year, commencing on February     , 2016 to, and including, November     , 2018

Fixed rate interest periods: quarterly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed rate interest period) to but excluding the following fixed rate interest payment date

Floating interest rate: for the floating rate interest periods commencing on or after November     , 2018 to, but excluding, the stated maturity date, a rate per annum equal to the base rate, determined on the relevant interest determination date, subject to the minimum interest rate

Base rate for the floating rate interest periods: 10-year CMS rate (as described under “Historical 10-Year CMS Rates” below and in the accompanying prospectus supplement under “Description of the Notes We May Offer – Interest Rates – CMS Rate Notes”)

Index maturity: 10 years

Minimum interest rate:  0.00% per annum

Floating rate interest payment dates (to be set on the trade date): expected to be February     , May     , August      and November      of each year, commencing on February     , 2019, to, and including, the stated maturity date, subject to adjustments as described elsewhere in the prospectus supplement

Floating rate interest periods:  quarterly; the periods from and including a floating rate interest payment date (or the final fixed rate interest payment date, in the case of the first floating rate interest period) to but excluding the next succeeding floating rate interest payment date (or the stated maturity date, in the case of the final floating rate interest period)

Interest determination dates:  for each floating rate interest period, the second U.S. Government securities business day preceding the floating rate interest reset date

Business day convention:  following unadjusted; applicable to interest payment dates and floating rate interest reset dates

Floating rate interest reset dates (to be set on the trade date):  every February     , May     , August      and November      of each year, commencing on November     , 2018

Day count convention:  30/360 (ISDA)

Regular record dates:  the day immediately prior to the day on which the interest payment is to be made (as such payment day may be adjusted under the applicable business day convention)

No listing:  the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to redemption right or price dependent redemption right

Business Day:  New York business day.

Defeasance applies as follows:

●	full defeasance: no

●	covenant defeasance: no

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38148TGX1

ISIN no.:  US38148TGX19

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the method we will use to calculate the amount of interest accrued during each interest period following the twelfth interest period.

The table below is based on 10-year CMS rates that are entirely hypothetical; no one can predict what the 10-year CMS rate will be on any day during the floating rate interest periods, and no one can predict the interest that will accrue on your notes in any floating rate interest period.

For these reasons, the actual 10-year CMS rates during the floating rate interest periods, as well as the interest payable on each floating rate interest payment date, may bear little relation to the hypothetical table shown below or to the historical 10-year CMS rates shown elsewhere in this prospectus supplement. For information about the 10-year CMS rates during recent periods, see “Historical 10-year CMS Rates” on page S-9. Before investing in the offered notes, you should consult publicly available information to determine the 10-year CMS rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each floating rate interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical 10-year CMS rates on a given floating rate interest determination date. The right column of the table below represent the hypothetical interest rate that would be payable on a given floating rate interest payment date, based on the corresponding hypothetical 10-year CMS rate. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumption
Face amount	$1,000
Minimum interest rate	0.00% per annum

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical 10-Year CMS Rate	Hypothetical interest amount payable on a floating rate interest payment date
-3.00%	0.00%*
-2.00%	0.00%*
-1.00%	0.00%*
0.00%	0.00%
0.20%	0.20%
0.25%	0.25%
0.90%	0.90%
1.00%	1.00%
1.05%	1.05%
2.35%	2.35%
3.00%	3.00%
4.00%	4.00%
5.50%	5.50%
7.00%	7.00%

* Interest is floored at the minimum interest rate of 0.00% per annum for the floating rate interest payment dates.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option bought, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual 10-year CMS rate on any day or the market value of your notes, nor can we predict the relationship between the 10-year CMS rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive on each floating rate interest payment date and the rate of return on the offered notes will depend on the actual 10-year CMS rates determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each floating rate interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014 and in the accompanying prospectus supplement dated September 15, 2014. Your notes are a riskier investment than ordinary debt securities. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based in part on the performance of the 10-year CMS rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 10-Year CMS Rate on Any Day Other Than an Interest Determination Date

For each interest period after the first twelve interest periods, the amount of interest payable on each floating rate interest payment date is calculated based on the 10-year CMS rate on the applicable interest determination date. Although the actual 10-year CMS rate on a floating rate interest payment date or at other times during a floating rate interest period may be higher than the 10-year CMS rate on the applicable interest determination date, you will not benefit from the 10-year CMS rate at any time other than on the interest determination date for such floating rate interest period.

Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes

It has been reported that the U.K. Financial Conduct Authority and the U.S. Commodity Futures Trading Commission are working together to investigate potential manipulation of ISDAfix. If such manipulation occurred, it may have resulted in the 10-year CMS rate being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAfix in light of these investigations may result in a sudden or prolonged increase or decrease in reported ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your notes, the value of your notes and any payments on your notes.

The Historical Levels of the 10-Year CMS Rate Are Not an Indication of the Future Levels of the 10-Year CMS Rate

In the past, the level of the 10-year CMS rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 10-year CMS rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 10-year CMS rate is not an indication that the 10-year CMS rate is more or less likely to increase or decrease at any time during an interest period, and you should not take the historical levels of the 10-year CMS rate as an indication of its future performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	the 10-year CMS rate;

●	the volatility – i.e., the frequency and magnitude of changes – in the level of the 10-year CMS rate;

●	the expected future performance of the 10-year CMS rate;

●	economic, financial, regulatory and political, military or other events that affect the level of the 10-year CMS rate generally.

●	interest rate and yield rates in the market;

●	the time remaining until your notes mature; and

●	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 10-year CMS rate based on its historical performance. The actual performance of the 10-year CMS rate over the life of the offered notes may bear little or no relation to the historical levels of the 10-year CMS rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the 10-Year CMS Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 10-year CMS rate. Changes in the 10-year CMS rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the 10-year CMS rate on Any Day Other Than an Interest Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to 10-year CMS rate. Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to 10-year CMS rate, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final interest determination date for your notes. Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffiliated distributors of the notes which we expect will undertake similar market activity. Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other 10-year CMS rate-linked notes whose returns are linked to 10-year CMS rate.

In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the levels of 10-year CMS rate — and therefore the market value of your notes and the amount we will pay on your notes at maturity. In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines. In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 10-year CMS rate on any interest determination date, which we will use to determine the amount we will pay on any applicable floating rate interest payment date during the floating rate interest periods. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

You May Be Required to Accrue Interest in Excess of Interest Payments Following the Initial Fixed Rate Interest Periods

Under the rules governing variable rate debt instruments discussed below under “Supplemental Discussion of Federal Income Tax Consequences”, you may be required to accrue an amount of interest in the initial fixed rate interest periods of your note that is less than the stated interest on your note in such periods. Conversely, you may be required to accrue an amount of interest in the floating rate interest periods of your note that exceeds the stated interest on your note in such periods.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

USE OF PROCEEDS

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the 10-year CMS rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 10-year CMS rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

●	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 10-year CMS rate, and/or

●	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

●	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 10-year CMS rate. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the 10-year CMS rate.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL 10-YEAR CMS RATES

In this prospectus supplement, when we refer to the 10-year CMS rate, we mean the rate as it appears on Reuters page ISDAFIX1 (or any successor or replacement page) under the heading 10-year index maturity for rates at approximately 11:00 a.m. New York time, on each interest determination date. If the 10-year CMS rate cannot be determined in this manner on the relevant interest determination date, the following procedures will apply to your notes.

●	The 10-year CMS rate for each interest determination date will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on the relevant interest determination date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to ten years commencing on the floating rate interest reset date, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to LIBOR with a designated maturity of three months, as such rate may be determined in accordance with the provisions set forth under “Description of Notes We May Offer — Interest Rates — LIBOR Notes” in the accompanying prospectus supplement. The calculation agent will select the five swap dealers in its sole discretion and will request the principal New York City office of each of those dealers to provide a quotation of its rate.

●	If at least three quotations are provided, the 10-year CMS rate on the relevant interest determination date will be the arithmetic mean of the quotations described above, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

●	If fewer than three quotations are provided, the calculation agent will determine the 10-year CMS rate in its sole discretion.

The level of the 10-year CMS rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 10-year CMS rate during any period shown below is not an indication that the 10-year CMS rate is more or less likely to increase or decrease at any time during the life of your notes. See “Additional Risk Factors Specific to Your Notes — Recent Regulatory Attention to the ISDAfix Process” for more information relating to the 10-year CMS rate.

You should not take the historical levels of the 10-year CMS rate as an indication of future levels of the 10-year CMS rates. We cannot give you any assurance that the future levels of the 10-year CMS rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trends reflected in the historical levels of the 10-year CMS rate may be less likely to be indicative of the levels of the 10-year CMS rate during the floating rate interest periods.

Neither we nor any of our affiliates make any representation to you as to the performance of the 10-year CMS rate during the floating rate interest periods. The actual levels of the 10-year CMS rate during the floating rate interest periods may bear little relation to the historical levels of the 10-year CMS rate shown below.

The graph below shows the daily historical last levels of the 10-year CMS rate from October 27, 2005 through October 27, 2015. We obtained the last levels in the graph below from Reuters, without independent verification.

Historical Performance of the CMS Rate

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;

●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

●	a bank;

●	a life insurance company;

●	a tax-exempt organization;

●	a partnership;

●	a person that owns the notes as a hedge or that is hedged against interest rate risks;

●	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

●	a citizen or resident of the United States;

●	a domestic corporation;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The notes will be treated as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the amounts treated as qualified stated interest in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes. In addition, you should be required to include any original issue discount in ordinary income as such original issue discount accrues, regardless of your method of accounting for tax purposes.

As discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount,” (i) you must include original issue discount, or OID, (if any) in your gross income for U.S. federal income tax purposes as it accrues (regardless of your regular method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest (“QSI”) on your notes in order to determine the amount of OID in respect of a note. As discussed in the following paragraph and discussed in further detail in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities,” in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the notes. The amount of OID and QSI on the notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date). If the amount paid in any quarter is greater than (or less than) the amount assumed to be paid in such quarter, you will be required to increase (or decrease) the amount of QSI you take into income by this difference. In general, your taxable income in each year should include the amount of QSI paid or accrued (subject to the adjustments discussed in this paragraph) and the annual OID accrual with respect to your notes but should not include payments made in respect of your notes that are in excess of QSI (as adjusted). Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for federal income tax purposes as a return of principal. You should determine the OID that is allocable to each period in the manner described under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. See discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” for more information.

You should consult your tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

If you purchase the notes at a price lower than the original issue price, you will be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. Because the notes provide for payments made prior to maturity that are treated as a return of principal, a holder may not be able to use the straight-line method described therein. If you purchase the notes at a price higher than the original issue price, you will be subject to the rules governing premium as described under “United States Taxation —Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The original issue price of your notes is equal to the principal amount of the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;

●	a foreign corporation; or

●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of         % of the face amount. In addition to offers and sales at the initial price to the public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on November     , 2015, which is expected to be the third scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the Issuer for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes shall require us or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The offered notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

This prospectus supplement, along with the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, along with the accompanying prospectus supplement and prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferred except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the offered notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Conflicts of Interest

GS& Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Page

Specific Terms of Your Notes	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-5
Use of Proceeds	S-8
Hedging	S-8
Historical 10-year CMS Rates	S-9
Supplemental Discussion of Federal Income Tax Consequences	S-11
Employee Retirement Income Security Act	S-13
Supplemental Plan of Distribution	S-14
Conflicts of Interest	S-15

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120

$

The Goldman Sachs Group, Inc.

Fixed and Floating Rate Notes due

Goldman, Sachs & Co.